February 12, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Tom Jones

Re:	WaferGen Bio-systems, Inc.
Registration Statement on Form S-1
File No. 333-191645

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, WaferGen Bio-systems, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) to be declared effective at 4:30 p.m., Eastern Time, on Friday, February 14, 2014, or at such later time as the Company or its counsel, K&L Gates LLP, may orally request by telephone call to the Staff of the Division of Corporation Finance of the Commission.

The Company hereby acknowledges its obligations and responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Busch of K&L Gates LLP at (704) 331-7440 when the order permitting such Registration Statement to become effective is issued, or should you have any questions regarding this matter.

U.S Securities and Exchange Commission
February 12, 2014

Very truly yours,

WAFERGEN BIO-SYSTEMS, INC.

By:	/s/ Ivan Trifunovich
Ivan Trifunovich
President and Chief Executive Officer

cc:           Mark R. Busch, K&L Gates LLP